UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

BlackSky Technology Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

09263B108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09263B108	Page 2 of 8

1.	Name of Reporting Person Cercano Management LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,951,809
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,951,809
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,951,809
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.2% (1)
12.	Type of Reporting Person (see instructions) IA

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on an aggregate total of 121,364,748 shares of the Issuer’s Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 8, 2022.

CUSIP No. 09263B108	Page 3 of 8

1.	Name of Reporting Person Christopher N. Orndorff
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,951,809
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,951,809
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,951,809
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.2% (1)
12.	Type of Reporting Person (see instructions) IN

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on an aggregate total of 121,364,748 shares of the Issuer’s Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 8, 2022.

CUSIP No. 09263B108	Page 4 of 8

Item 1(a)	Name of Issuer. BlackSky Technology Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. 13241 Woodland Park Road Suite 300 Herndon, VA 20171
Item 2(a)	Name of Person Filing.

Cercano Management LLC (“Manager”) Christopher N. Orndorff (“Mr. Orndorff” and, together with Manager, the “Reporting Persons”)
Item 2(b)	Address of Principal Business Office or, if none, Residence. The address of the principal business office of each of the Reporting Persons is:

1110 112th Avenue NE Suite 202 Bellevue, WA 98004

Item 2(c)	Citizenship.
Manager: Delaware Mr. Orndorff: United States of America
Item 2(d)	Title of Class of Securities. Class A Common Stock, $0.0001 par value
Item 2(e)	CUSIP Number. 09263B108

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 09263B108	Page 5 of 8

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:_____________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

a.	Amount Beneficially Owned:

Manager:	9,951,809
Mr. Orndorff:	9,951,809

b.	Percent of Class:

Manager:	8.2%
Mr. Orndorff:	8.2%

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on an aggregate total of 121,364,748 shares of the Issuer’s Class A Common Stock outstanding as of November 7, 2022, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2022, filed on Form 10-Q with the SEC on November 8, 2022.

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

Manager	0
Mr. Orndorff	0

ii.	Shared power to vote or to direct the vote:

Manager	9,951,809
Mr. Orndorff	9,951,809

CUSIP No. 09263B108	Page 6 of 8

iii.	Sole power to dispose or to direct the disposition of:

Manager	0
Mr. Orndorff	0

iv.	Shared power to dispose or to direct the disposition of:

Manager	9,951,809
Mr. Orndorff	9,951,809

The Manager may be deemed to be the beneficial owner of the Issuer’s shares of Class A common stock (the “Securities”) reported herein. The Manager acts as an investment adviser to clients holding managed accounts with the Manager pursuant to investment management agreements whereby all voting and investment discretion has been contractually allocated to the Manager, and such discretion may not be revoked with less than 61 days’ notice.

Mr. Orndorff may also be deemed to be the beneficial owner of the Securities because he controls the Manager in his position as managing member of the Manager.

The filing of this Statement shall not be construed as an admission that the Reporting Persons or any of their affiliates are the beneficial owner of any Securities reported herein for any purposes other than Section 13(d) of the Exchange Act.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

All of the securities reported in this Statement are beneficially owned on behalf of VCVC IV LLC, a Delaware limited liability company, which is an investment advisory client of the Reporting Persons. The aforementioned client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, such Securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 09263B108	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023	CERCANO MANAGEMENT LLC

	By:	/s/ Christopher N. Orndorff
Christopher N. Orndorff, President

Date: February 13, 2023
	By:	/s/ Christopher N. Orndorff
Christopher N. Orndorff

CUSIP No. 09263B108	Page 8 of 8

Exhibit 99.1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the statement on Schedule 13G with respect to the Class A Common Stock, par value $0.0001 per share, of BlackSky Technology Inc., to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed, either manually or electronically, in one or more counterparts.

Date: February 13, 2023	CERCANO MANAGEMENT LLC

	By:	/s/ Christopher N. Orndorff
Christopher N. Orndorff, President

Date: February 13, 2023
	By:	/s/ Christopher N. Orndorff
Christopher N. Orndorff